EXHIBIT 4.18

EMPLOYMENT AGREEMENT

BY AND BETWEEN:	MAYORS JEWELERS, INC., a corporation duly incorporated according to the laws of the state of Delaware, having its head office at 5870 N Hiatus Rd., Tamarac, Florida, 33321, USA, herein acting and represented by one of its directors, Gerald Berclaz, duly authorized for the purposes hereof as he so declare (hereinafter referred to as the “EMPLOYER”),

AND:	THOMAS A. ANDRUSKEVICH, currently residing and domiciled at 22 Roxiticus Road, Mendham, New Jersey, United States of America (hereinafter referred to as the “EXECUTIVE”).

WHEREAS the EMPLOYER is engaged in the business of the operation of a chain of retail stores in Florida, Georgia and certain other states specializing in fine quality jewellery, watches and giftware;

WHEREAS the EMPLOYER engaged the EXECUTIVE as its President and Chief Executive Officer on October 1, 2002 for a term expiring March 31, 2005 and continued such employment to March 31, 2008 and now wishes to renew such employment and enter into a new agreement, the whole upon the terms and conditions hereinafter set forth;

NOW, THEREFORE, FOR THE REASONS SET FORTH ABOVE, AND IN CONSIDERATION OF THE MUTUAL PREMISES AND AGREEMENTS HEREINAFTER SET FORTH, THE PARTIES HERETO ACKNOWLEDGE AND AGREE AS FOLLOWS:

1.	PRELIMINARY

1.1	The preamble hereto shall form an integral part hereof as if recited herein at length.

1.2	The parties acknowledge that this Agreement constitutes the entire agreement between the parties concerning the employment of the EXECUTIVE by the EMPLOYER during the term hereof and supersedes any and all prior negotiations, agreements or understandings with respect thereto, whether written or otherwise.

2.	NATURE OF SERVICES

2.1	The EMPLOYER hereby engages and hires the EXECUTIVE to be its President and Chief Executive Officer during the term of this Agreement and the EXECUTIVE hereby accepts and agrees to such engagement and employment. In addition, the EXECUTIVE hereby agrees to serve as a director of the EMPLOYER with all of the duties commensurate with such position should he be so requested and elected as such by the shareholders(s) of the EMPLOYER.

2.2	During the term of employment, the EXECUTIVE shall devote himself to the business of the EMPLOYER and shall not be employed or engaged in any capacity in promoting, undertaking or carrying on any other business, without the prior written approval of the Corporate Governance Committee of the Board of Directors of BIRKS (as hereinafter defined). The EMPLOYER hereby acknowledges that the EXECUTIVE serves as a member of the Marketing Committee of Brazilian Emeralds Inc. and acts in an advisory capacity to this company. The EMPLOYER further acknowledges that the EXECUTIVE has been employed by BIRKS & MAYORS INC. (“BIRKS”) as its President and Chief Executive Officer. The EMPLOYER is a wholly-owned subsidiary of BIRKS and therefore fully approves the EXECUTIVE’s involvement in this company.

2.3	The EXECUTIVE shall perform such executive duties and have such responsibilities as are consistent with his capacity as President and Chief Executive Officer, as well as those duties and responsibilities which the Board of Directors of the EMPLOYER may delegate to the EXECUTIVE from time to time.

2.4	The EXECUTIVE shall have control over the organization of his work and shall be responsible, in his best judgment, for determining the means and methods for performing his services hereunder. The EXECUTIVE shall have, subject to the general directions of the Board of Directors and to the EMPLOYER’s formal delegation of authority policy, full power and authority to manage the business and affairs of the EMPLOYER, including power and authority to enter into contracts, engagements or commitments of every nature or kind in the ordinary course of business in the name of or on behalf of the EMPLOYER and to engage and employ and to dismiss all managers and other employees of the EMPLOYER.

2.5	The EXECUTIVE shall perform his duties as President and Chief Executive Officer diligently and conscientiously and loyally and shall use his best efforts to promote the interests of the EMPLOYER.

2.6	It is hereby agreed that the EXECUTIVE shall provide his services to the EMPLOYER primarily in the United States but also outside such country which may include international business travel.

3.	TERM

3.1	The term of this Agreement and the continued employment of the EXECUTIVE (the “Term”) shall begin on April 1, 2008 (the “Commencement Date”) and shall continue until March 31, 2011 (the “Termination Date”).

3.2	The EXECUTIVE’s current Employment Agreement with the EMPLOYER terminating March 31, 2008 shall continue in force until such date and then his employment shall be considered as having been continued and his current Employment Agreement shall be considered replaced with the present agreement.

3.3	The EMPLOYER will on or before March 31, 2010, provide a written notice to EXECUTIVE of its intention to either continue the employment of EXECUTIVE or terminate the relationship on the Termination Date, failing which the EMPLOYER shall have deemed to have indicated its intention to terminate the relationship on the Termination Date.

(1) In the event that the EMPLOYER elects or is deemed not to continue the employment of EXECUTIVE after the Termination Date, the period between March 31, 2010 and March 31, 2011 shall be considered as a “Working Notice Period”. During that Period, the EXECUTIVE shall continue to be entitled to:

(a)	his same base salary as that which is payable to him pursuant to Section 4.1 during the period terminating March 31, 2011;

(b)	an annual cash bonus as determined and paid as per Section 4.3;

(c)	all benefits provided hereunder.

During that “Working Notice Period”, the EXECUTIVE shall continue to provide services as requested by the EMPLOYER in which case the EXECUTIVE shall be provided with sufficient time to find alternate employment during the “Working Notice Period” with commencement after the Termination Date.

The EMPLOYER may waive the EXECUTIVE’s requirement to work during this Period. In such case, the EXECUTIVE is entitled only to the amounts set forth in Subsections 3.3(1) and (2).

(2) Should the EXECUTIVE be unable to find another suitable employment position commencing after the Termination Date, the EMPLOYER shall compensate the EXECUTIVE for a period up to a maximum of twelve (12) months by:

(a)	continuing to pay the EXECUTIVE the same base salary as that which was payable to him pursuant to Section 4.1 during the fiscal year terminating March 31, 2011;

(b)	paying a monthly bonus which shall be determined by calculating the average bonus paid to the EXECUTIVE for the three (3) prior fiscal years (being EMPLOYER fiscal years ending in 2009, 2010 and 2011) and dividing by twelve (12), which bonus shall be paid on the first day of each month commencing once the bonus for 2011 has been determined, in which case any unpaid months from April 1, 2011 to the date of determination of the bonus shall be paid in full on such date;

(c)	maintaining in force all Mayors benefits to which EXECUTIVE is eligible, including but not limited to financial planning programs; life, disability, health, vision, drug, and dental group insurance plans, and retirement arrangements as described in Section 4.5 and in which the EXECUTIVE is entitled to participate immediately prior to the expiration of the Term and provided that the EXECUTIVE’s continued participation is possible under the general terms and provisions of such plans and programs. Where EXECUTIVE is not entitled to participate in a group health benefit plan, EMPLOYER will cover his expenses through COBRA for the medical, dental and vision benefits, but will not cover any group insurance premiums for group life or group disability benefits through COBRA or through any other group insurance replacement program;

(d)	Provided the amount is not a duplication with this EXECUTIVE’s Birks Agreement, the EXECUTIVE shall be paid a maximum lump sum cash payment of $39,000 per annum, which amount shall be paid within fifteen (15) days following the date of the expiration of the Term in full satisfaction of premium reimbursement in all supplemental disability and life insurance programs under Section 4.6 and described in Exhibit C. EMPLOYER’s payment shall cease at the end of the termination of employment and the severance period.

3.4	(1) In the event that EXECUTIVE receives a notice of renewal from EMPLOYER, then the parties shall negotiate on the terms of such renewal. The parties may use the period from April 1, 2010 to June 30, 2010 to attempt to reach agreement on the contractual terms of employment for a renewal period.

(2) Notwithstanding the foregoing, at any time after April 1, 2010 and prior to June 30, 2010:

(a)	the EXECUTIVE may, by written notice, advise the EMPLOYER of his intention not to renew his employment beyond March 31, 2011, in which case he will be deemed to have resigned as of such date; or

(b)

the EMPLOYER may, by written notice, advise the EXECUTIVE of its intention to terminate the EXECUTIVE’s employment on March 31, 2011, which notice shall have the same consequence as a notice under section 3.3, except that the Working Notice Period referred to in subsection 3.3 (1) shall be a period of twelve (12) months calculated from the date of such notice and the “period up to a maximum of twelve (12) months” referred to in subsection 3.3 (2) shall commence on the date that follows March 31, 2011 by the number of days that have elapsed between April 1, 2010 and the date of such notice.

It is understood that during the period between the Termination Date of the Agreement (March 31, 2011) and the end of the Working Notice Period that may extend beyond March 31, 2011, the EXECUTIVE shall continue to provide services as requested by the EMPLOYER in which case the EXECUTIVE shall be provided with sufficient time to find alternate employment during the “Working Notice Period”. The EMPLOYER may waive the EXECUTIVE’s requirement to work during this period. In such case, the EXECUTIVE is entitled only to the amounts set forth in Subsections 3.3(1) and (2).

(3) Should no notice have been given pursuant to subsection 3.4 (2) above, and in the event that the parties have not reached a written agreement by June 30, 2010, for any reason whatsoever, then, unless the parties have otherwise agreed in writing, the EMPLOYER shall be deemed to have sent to the EXECUTIVE a notice to terminate the relationship on March 31, 2011, in which case the provisions of Section 3.3 shall apply, except that the Working Notice Period referred to in subsection 3.3 (1) shall be a period of twelve (12) months calculated from July 1, 2010 to June 30, 2011 and the “period up to a maximum of twelve (12) months” referred to in subsection 3.3 (2) shall commence on July 1, 2011.

It is understood that during the period between the Termination Date of the Agreement (March 31, 2011) and the end of the Working Notice Period that will end June 30, 2011, the EXECUTIVE shall continue to provide services as requested by the EMPLOYER in which case the EXECUTIVE shall be provided with sufficient time to find alternate employment during the “Working Notice Period”. The EMPLOYER may waive the EXECUTIVE’s requirement to work during this period. In such case, the EXECUTIVE is entitled only to the amounts set forth in Subsections 3.3(1) and (2).

4.	REMUNERATION AND BENEFITS

4.1	In consideration of the services to be rendered pursuant to this Agreement, the EMPLOYER shall pay to the EXECUTIVE a minimum annual base salary of $US 600,000, or such higher amount as the Compensation Committee and the Board of Directors shall decide upon, in their sole discretion, pursuant to section 4.2 below and payable in accordance with the normal payroll practices established by the EMPLOYER.

4.2	The total compensation payable to EXECUTIVE hereunder shall be reviewed on an annual basis by the Compensation Committee relative to a relevant comparative market group but with no obligation to recommend increases.

4.3	For each fiscal year of the EMPLOYER that ends during the Term, the EXECUTIVE shall be entitled to earn an annual cash bonus. The annual cash bonus entitlement is based upon the achievement of predetermined performance goals, comprised of criteria and weighting established annually in advance by the Compensation Committee of the Board of Directors in consultation with the EXECUTIVE, within a bonus structure consisting of a minimum of 80% quantifiable operating result objectives and a maximum of 20% strategic objectives that are quantifiable.

The bonus payout on any part (i.e. the 80% operating result objectives and the 20% strategic objectives) of the EXECUTIVE performance goals is contingent on the EMPLOYER exceeding the minimum threshold performance, currently set at 75% of the Profit Plan’s adjusted EBT (adjusted earnings before tax (“EBT”)), below which there will be no bonus payout to the EXECUTIVE, which is also consistent with the senior management bonus plan. Such threshold is subject to change and may be established by the Compensation Committee of the Board of directors at a different level in the future.

If the performance criteria are met for any Contract Year, the annual target bonus shall be one hundred percent (100%) of the base salary plus the amount of $67,000 (which amount is added to the base salary for bonus computation purposes and for the term of this agreement only, as stated in Exhibit A) but shall not be more than 150% of the target bonus with respect to the “60% earnings objective” and to the “20% strategic objectives” and not more than 200% of the target bonus for 20% portion of the 80% operating result objectives (senior management LTIP matrix). (The amount of $ 67,000 referred to herein relates to a Special Net Income Bonus provision of the previous Birks Agreement that was eliminated. In order to compensate, the dollar value of one-third of the aggregated three-year maximum potential (i.e. $67,000) is added to the base salary of the Mayors Agreement for bonus computation purposes only). A hypothetical example of the bonus criteria and their respective weighting for the Contract Year ending 2009, for illustrative purposes only, is contained in Exhibit A.

Notwithstanding anything contained in this Section 4.3, the thresholds for determining the EXECUTIVE’s bonus with respect to the 60% earnings objectives of the “80% quantifiable objectives” will be based on the Board approved adjusted earnings goal and is aligned with the senior management performance bonus plan currently in place for senior management of the EMPLOYER with respect to performance and payout at threshold and target. However, at achievement levels that would result in payout between target to maximum for EXECUTIVE, the alignment with senior management performance bonus plan varies whereby the EXECUTIVE’s achievement at 125% of the criteria would result in a payout of 150% of the target bonus.

With respect to the “60% earnings objectives” portion, if the minimum threshold is met for bonus payout (currently 75%), then EXECUTIVE shall receive 4% of the target bonus for each percentage point and partial percentage point of performance above 75% up to 100% of the current year’s Board approved adjusted earnings goal and shall receive 2% of the target bonus for each percentage point and partial percentage point of performance above 100% of the current year’s Board approved adjusted earnings goal to a maximum payout of 150% of the target bonus at 125% of achievement.

In addition, if the actual adjusted earnings before taxes for a given fiscal year of the EMPLOYER is less than the prior year’s actual adjusted earnings before taxes, the EXECUTIVE may not be eligible for the 60% portion of the bonus provided that the entire senior management team bonus is treated in the same manner, unless otherwise approved by the Compensation Committee and the Board of Directors of the EMPLOYER.

Notwithstanding anything contained in this Section 4.3, the thresholds for determining the EXECUTIVE’s Bonus with respect to the “20% strategic objectives” portion and the remaining 20% quantifiable objectives may not be consistent with the senior management performance bonus plan currently in place for senior management of the EMPLOYER.

The 20% portion of the 80% quantifiable portion currently set on criteria of sales and return on equity for the fiscal year ending March 31, 2008 will be consistent with the criteria set for senior management cash LTIP or with such other new operating results objectives that may be established by the Compensation Committee in consultation with the EXECUTIVE. However, if the annual maximum bonus is reduced for senior management as a result of new criteria which no longer conform to the current senior management cash LTIP, then the EXECUTIVE’s annual maximum bonus percentage for such portion shall be reduced from 200% to align with senior management but shall not be less than 150% of the target bonus.

The EMPLOYER shall pay the entire annual bonus (if any) that is payable with respect to a fiscal year in a lump sum cash payment as soon as practicable after the Board of Directors can determine whether the performance goals have been achieved based on the EMPLOYER’s audited consolidated financial results that have been approved by the Board of Directors.

4.4	The EXECUTIVE shall be entitled to five (5) weeks paid vacation leave in each calendar year throughout the Term. The EXECUTIVE shall be entitled to carry forward any unused vacation time in one calendar year for an additional calendar year, which shall accrue in his favour until used.

4.5	Provided that such benefits are not a duplication of the benefits and coverages already provided to the EXECUTIVE by BIRKS, the EMPLOYER shall provide the EXECUTIVE with coverage under its Group Insurance Plans which includes but may not be limited to life, disability, health, drug, dental and vision through such existing or future plans and in such amounts as is or may be available to all other executives of the EMPLOYER as well as all benefits under such executive retirement arrangements (currently a $25,000 annual contribution), and other insurance coverages maintained for its senior executives. The EXECUTIVE shall also be entitled to all financial planning programs currently provided by the EMPLOYER, including the preparation of his annual tax returns, tax planning research and tax audit responses for his family as currently provided.

4.6	As part of his compensation and as long as EXECUTIVE remains an employee, the EMPLOYER shall pay the annual premiums of the supplemental life insurance policies on his life and the life of his spouse and long-term disability coverage in the amount shown on Exhibit C and allocate such payments to EXECUTIVE as a taxable benefit as required by federal and state fiscal laws. The EMPLOYER currently provides life and disability insurance coverage to the EXECUTIVE as set forth in Exhibit C.

4.7	The EMPLOYER shall provide the EXECUTIVE with adequate “Directors and Officers” liability insurance coverage, commensurate with existing coverage and industry standards. In this regard, to the fullest extent permitted by law, the EMPLOYER will indemnify EXECUTIVE and hold him harmless from all claims arising from any action taken by him, or his failure to act, within the scope of his authority as an officer of the EMPLOYER and/or its subsidiaries, unless the action or omission is fraudulent or constitutes willful misconduct or gross negligence. Should Montrovest B.V., a holding company of the parent company of the EMPLOYER, conclude an agreement to indemnify and hold harmless the Directors of the EMPLOYER and its parent, BIRKS, from such claims initiated by it, then the EMPLOYER shall cause Montrovest B.V. to provide the same agreement to EXECUTIVE in his capacity as Director, President and CEO of EMPLOYER.

4.8	Recognizing the requirement for entertainment of suppliers, special customers and others by the EXECUTIVE, the EMPLOYER shall require the EXECUTIVE to join various clubs and will pay for the existing annual membership dues (Plainfield Country Club, Tehama Golf Club, Weston Hills Country Club) plus any reasonable annual increases. In addition, the EXECUTIVE shall be reimbursed for all reasonable expenses incurred by him in the fulfilment of his duties hereunder, the whole upon the presentation of appropriate receipts or vouchers.

4.9

The EXECUTIVE shall have access to and be entitled to the non-exclusive use of a company car and company apartment (which rent including any reasonable rent increases must be similar to EMPLOYER’s existing company apartment) when in

Florida to perform his duties at the head office of the EMPLOYER. While such use shall be non-exclusive, the EXECUTIVE shall be entitled to such use on a priority basis.

5.	STOCK OPTIONS, STOCK APPRECIATION RIGHTS AND WARRANTS

5.1	The EMPLOYER has granted stock options and stock appreciation rights to the EXECUTIVE in the past which options have become options to purchase shares of BIRKS, the whole as summarized in Exhibit B. The EXECUTIVE also holds warrants to purchase shares of the EMPLOYER which warrants have become warrants to purchase shares of BIRKS as set forth in Exhibit B.

5.2	All stock options and stock appreciation rights previously granted to the EXECUTIVE to purchase shares of BIRKS shall remain exercisable for the periods previously specified, the whole as set forth in Exhibit B and described below in Sections 5.3 and 5.4. The warrants to purchase shares of BIRKS transferred and assigned to the EXECUTIVE by BIRKS on January 31, 2003 are all fully vested and expire on August 20, 2022.

5.3	The stock options previously granted to the EXECUTIVE to purchase shares of BIRKS on October 1, 2002 pursuant to the EMPLOYER’s 1991 Stock Option Plan shall remain exercisable until the earlier of:

(i)	the tenth anniversary of the date of the grant (October 1, 2012); or

(ii)	the second anniversary of the termination of the termination of employment with EMPLOYER for any reason except that if employment is terminated for Cause, the options will terminate on the EXECUTIVE’s last day of employment with EMPLOYER.

5.4	The stock appreciation rights previously granted to the EXECUTIVE to purchase shares of BIRKS in accordance with a Stock Appreciation Rights Agreement dated August 9, 2005, granted pursuant to the EMPLOYER’s 2004 Long Term Incentive Plan, shall remain exercisable pursuant to the Stock Appreciation Rights Agreement dated August 9, 2005:

(i)	on second anniversary of the termination of employment with EMPLOYER for any reason other than retirement or for cause; or

(ii)	on August 9, 2015, in the case of EXECUTIVE’s retirement; or

(iii)	the EXECUTIVE’s date of termination of employment, in the case of EXECUTIVE’s termination of employment with EMPLOYER for cause.

5.5	The EXECUTIVE shall be entitled to a Tax Gross-up Payment, as provided for in Section 12 of the Stock Appreciation Rights Agreement dated August 9, 2005.

6.	TERMINATION

6.1	Certain Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

(a)	“Cause” shall mean:

(i)	the willful and continued failure by the EXECUTIVE to substantially perform his duties for the EMPLOYER (other than any such failure resulting from the EXECUTIVE’s incapacity due to physical or mental illness, or any such actual or anticipated failure after the EXECUTIVE announces his intention to resign for Good Reason), and such failure is not cured by the EXECUTIVE within thirty (30) days from the date the EMPLOYER notifies the EXECUTIVE thereof in writing;

(ii)	the willful engaging by the EXECUTIVE in misconduct which is financially injurious to the EMPLOYER, or

(iii)	the EXECUTIVE’s conviction or a pleading of guilty or nolo contendre with respect to the commission of a felony.

No act, or failure to act, on the EXECUTIVE’s part shall be considered “willful” unless done, or omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in the best interest of the EMPLOYER.

(b)	“Change in Control” shall be deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied:

(i)	any “Person” as such term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) (other than members of the Controlling Shareholder Group, the EMPLOYER, any trustee or other fiduciary holding securities under any employee benefit plan of the EMPLOYER, or any company controlled, directly or indirectly, by the controlling shareholders of the EMPLOYER), is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the EMPLOYER which would represent a greater percentage of the combined voting power of the EMPLOYER’s then outstanding securities than that held by the Controlling Shareholder Group;

(ii)	if a merger, consolidation or reorganization of the EMPLOYER results in a continuing entity (which may be but need not be the EMPLOYER) and if :

a) the Controlling Shareholder Group controls 40% or less of the voting power attached to the capital stock of the continuing entity; or

b) any Person (other than members of the Controlling Shareholder Group, the EMPLOYER, any trustee or other fiduciary holding securities under any employee benefit plan of the EMPLOYER, or any company controlled, directly or indirectly, by the controlling shareholders of the EMPLOYER) directly or indirectly, owns securities of the surviving entity which would represent a greater percentage of the combined voting power of such entity’s then outstanding securities than that held by the Controlling Shareholder Group; or

c) any Person (other than members of the Controlling Shareholder Group), whether by way of contractual agreement or through the ownership of securities, exercises its rights to elect a majority of the directors to the Board of Directors of the EMPLOYER within a period of two (2) years of such entitlement, in which case the change of control is deemed to have occurred at the date the entitlement is granted;

        No change of control within the meaning of Section 6.1 (b) (ii)(c) shall occur if the Directors of the EMPLOYER immediately prior to such exercise continue to constitute at least the majority of the Board of Directors of the Employer;

d) any Person (other than members of the Controlling Shareholder Group) whether by way of contractual agreement or through the ownership of securities, becomes entitled to veto or approve the appointment of the Chief Executive Officer and exercises such right to veto or approve, and in which case the change of control is deemed to have occurred at the date of the exercise of the right.

(iii)	the shareholders of the EMPLOYER approve a plan of complete liquidation of the EMPLOYER or an agreement for the sale or disposition by the EMPLOYER of all or substantially all of the EMPLOYER’s assets;

(iv)	the total combined voting power of the EMPLOYER (or any successor entity) represented by shares of voting stock owned by members of the Controlling Shareholder Group is reduced to 30% or less.

Notwithstanding the foregoing, in no event shall a Change of Control be deemed to have occurred, with respect to the EXECUTIVE, if the EXECUTIVE is part of a purchasing group which consummates a transaction causing a Change in Control. The EXECUTIVE shall be deemed “part of a purchasing group” for purposes of the preceding sentence if the EXECUTIVE is a direct or indirect equity participant in the purchasing company or group. The “Controlling Shareholder Group” includes: (i) Dr Lorenzo Rossi di Montelera, (ii) the spouse and lineal descendants of Dr. Lorenzo Rossi di Montelera; (iii) any trust whose principal beneficiaries are persons described in clauses (i) and (ii); and (iv) Affiliates of the persons described in clauses (i), (ii) and (iii). An “Affiliate” of a person is a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with such person. A “person” includes any natural person and any corporation, limited liability company, partnership, trust or other entity.

(c)	“Code” shall mean the U.S. Internal Revenue Code of 1986 as amended.

(d)	“Disability” shall mean the EXECUTIVE’S inability to perform his duties by reason of mental or physical disability for at least one-hundred eighty (180) days in any three-hundred sixty-five (365) day period. In the event of a dispute as to whether the EXECUTIVE is disabled within the meaning hereof, either party may from time to time request a medical examination of the EXECUTIVE by a doctor appointed by the Chief of Staff of a hospital selected by mutual agreement of the parties, or as the parties may otherwise agree, and the written medical opinion of such doctor shall be conclusive and binding upon the parties as to whether the EXECUTIVE has become disabled and the date when such disability arose. The cost of any such medical examination shall be borne by the EMPLOYER.

(e)	“Good Reason” shall mean, without the EXECUTIVE’s written consent:

(i)	the EMPLOYER changes the EXECUTIVE’s status, title or position as an officer of the EMPLOYER and such change represents a material reduction in such status, title or position conferred hereunder; and/or

(ii)	the EMPLOYER materially breaches any provision of this Agreement (including, without limitation, a reduction in the EXECUTIVE’s base salary); and/or

(iii)	there is a reduction in the aggregate of the level of benefits available to the EXECUTIVE pursuant to Section 4 except for any modifications made to a group benefit that has application to all senior executives of EMPLOYER provided such reduction is not material (such as the elimination of a benefit plan);

and such change, breach or reduction is not cured by the EMPLOYER within thirty (30) days from the date EXECUTIVE delivers a Notice of Termination for Good Reason. Such “Notice of Termination for Good Reason” shall include the specific section of this Agreement which was relied upon and the reason that the EMPLOYER’s act or failure to act has given rise to his termination for Good Reason.

6.2	Termination Without Cause or Resignation with Good Reason.

In the event at any time of (i) the termination of the employment of the EXECUTIVE without Cause (for any reason other than by death), or (ii) the resignation of the EXECUTIVE from the EMPLOYER within 30 days of an event constituting Good Reason, the EMPLOYER shall pay or provide to the EXECUTIVE the following:

(i)	any earned and accrued but unpaid instalment of base salary through the date of the EXECUTIVE’s resignation or termination at the rate in effect immediately prior to such resignation or termination (or, if greater, immediately prior to the occurrence of an event that constitutes Good Reason) and all other unpaid amounts to which the EXECUTIVE is entitled as of such date under any compensation plan or program of the EMPLOYER (including payment for any vacation time not taken during the year in which termination occurs and any accrued unpaid vacation from the prior year), such payments to be made in a lump sum within 15 days following the date of resignation or termination; and

(ii)	a prorated bonus consisting in the amount the EXECUTIVE would have been entitled to pursuant to Section 4.3, had the EXECUTIVE remained employed through the end of the fiscal year in which termination occurs, multiplied by a fraction, the numerator of which is the number of days from the beginning of such fiscal year to the date of termination, and the denominator of which is 365, such amount to be paid no later than the time annual bonuses are paid to other executives of the EMPLOYER; and

(iii)

in lieu of any further salary payments to the EXECUTIVE for periods subsequent to his date of resignation or termination, an amount equal to the EXECUTIVE’s base salary in effect immediately prior to the EXECUTIVE’s resignation or termination (or, if greater, immediately prior to the occurrence of an event that constitutes Good Reason) for the period (the “Period”) that is the unexpired portion of the Term plus up to a maximum of twelve (12) months being the period in which the EXECUTIVE is unable to find another suitable employment position. In the event that the termination or resignation occurs between March 31, 2010 and March 31, 2011, then the Period shall be one (1) year plus up to a maximum of twelve (12) months being the period in which the EXECUTIVE is unable to find another suitable employment position. The payment for the unexpired portion of the term (or the minimum one (1) year period) shall be made in a lump sum within 15 days following the date of the EXECUTIVE’s resignation or termination while the other portion shall be payable to the EXECUTIVE in the same manner as his base salary is paid hereunder; and

(iv)	an amount equal to the average annual bonus paid to the EXECUTIVE for the last 3 fiscal years ending prior to date of the EXECUTIVE’s resignation or termination, multiplied by a fraction, the numerator of which is the number of days in the Period and the denominator of which is 365. The payment for the unexpired portion of the term (or the minimum one (1) year period) shall be made in a lump sum within fifteen (15) days following the later of the date of the EXECUTIVE’s resignation or termination and the date that such amount can be determined if a bonus for the immediately preceding fiscal year and not yet been calculated while the other portion shall be payable to the EXECUTIVE on a monthly basis on the first day of each month until such time as the EXECUTIVE is able to find another suitable employment position in an amount equal to one-twelfth (1/12) of the average annual bonus for the three (3) fiscal years ending prior to the date of the EXECUTIVE’s resignation or termination.

(v)	the EMPLOYER shall maintain in full force and effect for the Period, all benefits including but not limited to the retirement programs, financial planning arrangements and the life, disability, vision, health, drug and dental plans as described in Section 4.5 in which the EXECUTIVE was entitled to participate either immediately prior to the EXECUTIVE’s resignation or termination or immediately prior to the occurrence of an event that constitutes Good Reason, provided that the EXECUTIVE’s continued participation is possible under the general terms and provisions of such plans and programs. Where EXECUTIVE is not entitled to participate in a group health benefit plan, EMPLOYER shall cover his expenses through COBRA for the Medical, Dental and Vision Benefits, but will not cover any expenses for group life or group disability benefits through COBRA or through any other group insurance replacement program.

(vi)	additionally, the EXECUTIVE shall be paid, if not already paid by Birks, a lump sum cash payment of $39,000 per annum and payable with respect to the unexpired portion of the term (or the minimum one (1) year period) in a lump sum within fifteen (15) days following the date of EXECUTIVE’s resignation or termination and with respect to the other portion on a monthly basis, which amounts shall be in full satisfaction of premium reimbursement in all supplemental disability and life insurance programs under Section 4.6 and described in Exhibit C. EMPLOYER’s payment shall cease at the end of the termination of employment and the severance period. EXECUTIVE shall provide to EMPLOYER, for informational purposes only, copies of the invoices for such premiums.

6.3	Termination for Cause or Resignation Without Good Reason.

In the event of the EXECUTIVE’s termination of employment for Cause or his resignation without Good Reason, notwithstanding any other provision including Section 3.3, only the amounts set forth in subsections (i) and (ii) of Section 6.2 shall be payable to the EXECUTIVE.

6.4	Termination in case of Death.

In the event of the EXECUTIVE’s termination of employment as a result of his death, his estate will receive the amounts set forth in subsections (i) and (ii) of Section 6.2 and his estate or named beneficiary will receive the life insurance proceeds if they are eligible under the life insurance policies set forth on Exhibit C subject to EMPLOYER’s obligation to maintain such policies in force and pay the premiums when due, as set out in Section 4.6.

The EMPLOYER will assign to EXECUTIVE with effect from the Commencement Date the John Hancock $4,000,000 life insurance policy but shall continue to pay such premiums as set out in Section 4.6.

His estate or named beneficiary will receive, if eligible in accordance with the terms of the plan, the current group life and supplemental life insurance proceeds, as described in Exhibit C.

In the event of the EXECUTIVE’s termination of employment as a result of his death, the EMPLOYER will cease to pay the premiums for the supplemental life insurance covering his spouse.

6.5	Termination in case of Disability.

In the event of the EXECUTIVE’s termination of employment as a result of his disability, EXECUTIVE will receive the amounts set forth in subsections (i) and (ii) of Section 6.2 and the proceeds of the group disability plan along with the supplemental disability plan, as described in Exhibit C, if he is eligible in accordance with the terms of such plans.

6.6	Termination on Retirement.

In the event of the EXECUTIVE’s termination of employment on Retirement, notwithstanding any other provision including Section 3.3, only the amounts set forth in subsections (i) and (ii) of Section 6.2 shall be payable to the EXECUTIVE. In addition, the expiry date for certain of EXECUTIVE’s stock options set forth in Exhibit B may be extended as a result of the termination of his employment on Retirement as set out in Sections 5.3 and 5.4.

6.7	Termination after a Change in Control.

If a termination without Cause or a Resignation for Good Reason occurs within two years of a Change in Control, then the EXECUTIVE shall receive the payments required by Section 6.2 except as follows:

(i)	for purposes of subsections (iii), (iv), (v) and (vi) of Section 6.2, the Period shall be the greater of two (2) years, on the one hand and the unexpired portion of the Term plus one (1) year, on the other; and

(ii)	EXECUTIVE also shall receive an amount (“Gross-Up Payment”) that, on an after-tax basis (including federal income and excise taxes, and state and local income taxes) equals the excise tax imposed by Section 4999 of the Code upon the EXECUTIVE by reason of amounts payable under this Section 6.7 (including this subsection (ii)), as well as amounts payable outside of this Agreement by the EMPLOYER that are described in Section 280G(b) (2) (A) (I) of the Code. For purposes of this clause, the EXECUTIVE shall be deemed to pay federal, state and local income taxes at the highest marginal rate of taxation and Section 4999 shall be deemed to be the provision as it exists on March 31, 2008 and shall not be updated by any amendments thereto which come into force after such date. For illustrative purposes, the parties have calculated the Gross-Up Payment on March 3, 2008 and annexed such calculation to the present Agreement as Exhibit D;

(iii)	In the event of a Change of Control pursuant to Section 6.1(b) (ii)c) or d), the provisions of Section 6.7 shall have no application in the event that the EMPLOYER exercises its rights provided in Section 3.3 and/or 3.4 of this Agreement resulting in the termination of the employment of the EXECUTIVE.

6.8	Withholding. The EMPLOYER shall have the right to deduct from any amounts payable under this Agreement an amount necessary to satisfy its obligation, under applicable laws, to withhold income or other taxes of the EXECUTIVE attributable to payments made hereunder.

6.9	No Obligation to Mitigate Damages; No effect on Other Contractual Rights. The EXECUTIVE shall not be required to mitigate damages or the amount of any payment provided for under this Agreement by seeking other employment or otherwise, nor shall the amount of any payment provided for under this Agreement be reduced by any compensation earned by the EXECUTIVE as the result of employment by another employer after the date of resignation or termination, or, by any setoff, counterclaim, recoupment, defense or other right which the EMPLOYER may have against the EXECUTIVE. The provisions of this Agreement, and any payment provided for hereunder, shall not reduce any amounts otherwise payable, or in any way diminish the EXECUTIVE’s existing rights, or rights the EXECUTIVE may acquire in the future, under any EXECUTIVE benefit plan, incentive plan, Employment Agreement or other contract, plan or arrangement.

6.10	Right to defer lump sum payments. The EMPLOYER shall be entitled to defer any lump sum payments payable to EXECUTIVE hereunder in the event that such payment would constitute a default pursuant to EMPLOYER’s banking covenants with its lenders. In such case, EXECUTIVE would be paid the maximum amount permitted and the balance would be paid in instalments as and when no default would occur as well as continuing to pay the EXECUTIVE in the normal manner, thereby reducing the lump sum amount owing. Any balance owing shall bear interest at the rate of twelve percent (12%) per annum which interest shall be paid at the same time as any principal payments.

6.11	Compliance with Section 409A of the Code. To the extent that any lump sum payment would be deemed to constitute a payment for purposes of Section 409A of the Code, such payment shall be delayed until 6 months following the EXECUTIVE’s separation from service so as not to trigger any additional tax liabilities.

6.12	Release. As a precondition to the payment to EXECUTIVE of any amount on account of termination of this Agreement and upon termination of the EXECUTIVE’s employment hereunder, EXECUTIVE and EMPLOYER shall execute and deliver to each other, dated on or after the date of termination or resignation, a Release in the form of Exhibit E hereto.

7.	CONFIDENTIAL INFORMATION

7.1

For the purposes of this Agreement, the term “Confidential Information” shall mean, but shall not be limited to, any technical or non-technical data, budgets, business plans, pricing policies, financial records and any information regarding the

EMPLOYER’s marketing, sales or dealer network, which is not generally known to the public through legitimate origins, but shall not include any information and knowledge which the EXECUTIVE himself possessed at the commencement of his employment with the EMPLOYER.

7.2	Unless otherwise required by law or expressly authorized in writing by the EMPLOYER, the EXECUTIVE shall not, at any time during or after his employment by the EMPLOYER, directly or indirectly, in any capacity whatsoever, except in connection with services to be performed hereunder, divulge, disclose or communicate to any person, moral or physical, entity, firm or any other third party, or utilize for his personal benefit or for the benefit of any other party, any Confidential Information.

8.	RESTRICTIVE COVENANTS

8.1	Non-Competition. EXECUTIVE covenants and agrees that at no time (i) during the Term while EXECUTIVE is employed by EMPLOYER nor (ii) during the period immediately following a termination of employment during which or in respect to which the EXECUTIVE continues to receive payments or has received a lump sum payment from the EMPLOYER pursuant to Sections 3.3 or 6.2(iii) up to a maximum of twelve (12) months (provided EXECUTIVE has received all amounts due to him hereunder) nor (iii) in the event of a voluntary departure of the EXECUTIVE from his employment, during the twelve (12) month period immediately following the date of his departure (the “Non-Compete Period”), will EXECUTIVE become employed by, enter into a consulting arrangement with or otherwise agree to perform personal services for a Competitor whose operations are located principally in Canada, the states of Florida or Georgia or any other US state or foreign country in which the EMPLOYER receives at least 10% of its revenues at such time. “Competitor” shall mean any Person which sells goods or services in direct competition with EMPLOYER and its luxury brand segment of jewellery, watches and gifts, but shall specifically exclude BIRKS and its Affiliates and related entities. During the Non-Compete Period, the EXECUTIVE also covenants and agrees not to solicit, directly or indirectly, attempt to solicit, any of EMPLOYER’s senior executives.

9.	MISCELLANEOUS

9.1	The EXECUTIVE and the EMPLOYER acknowledge and agree that the covenants, terms and provisions contained in this Agreement and the rights of the parties hereunder cannot be transferred, sold, assigned, pledged, or hypothecated; provided, however that this Agreement shall be binding upon and shall enure to the benefit of the EMPLOYER and any successor to or assignee of all or substantially all of the business and property of the EMPLOYER.

9.2	To the extent that the EMPLOYER wishes the EXECUTIVE to be employed solely by BIRKS and terminates this Agreement, then to the extent that the EXECUTIVE no longer receives the equivalent after tax value of both this Employment Agreement and his BIRKS Employment Agreement, then the EMPLOYER and BIRKS will compensate the EXECUTIVE accordingly.

9.3	Any termination of EXECUTIVE’s BIRKS Employment Agreement without Cause, as a result of Resignation with Good Reason, Retirement, Resignation without Good Reason or upon death or Disability shall be considered as a termination of this Agreement by EMPLOYER for the same reason.

9.4	The termination of the EXECUTIVE’s employment with BIRKS for cause shall constitute cause for termination of this Agreement.

9.5	Enforcement

(a)	This Agreement shall inure to the benefit of and be enforceable by the EXECUTIVE’s personal and legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the EXECUTIVE should die while any amounts are still payable to him hereunder, all such amounts shall be paid in accordance with the terms of this Agreement to the EXECUTIVE’s estate or beneficiary.

(b)	The EMPLOYER shall pay promptly as incurred (and in any event within 10 days of its receipt of proper documentation of) all reasonable fees and expenses (including attorneys’ fees) that the EXECUTIVE may incur in relation to the negotiation and preparation of this Agreement and its renewal and following the termination or non-renewal of this Agreement as a result of the EMPLOYER’s contesting the validity, enforceability, or the EXECUTIVE’s interpretation of the provisions of this Agreement relating to the EXECUTIVE’s entitlements pursuant to Section 6.2 (regardless of the outcome of any litigation to enforce this Agreement).

(c)	In the event proceedings are initiated by either party to enforce the provisions of this Agreement, the prevailing party shall be entitled to recover reasonable costs, expenses, and attorney’s fees from the other party, except to the extent such costs, fees and expenses are covered by Section 9.5(b), in which case Section 9.5(b) shall govern.

9.6	The EXECUTIVE hereby represents and warrants that, other than as disclosed herein, in entering into this Agreement, he is not in violation of any contract or agreement, whether written or oral, with any other person, firm, partnership, corporation or any other entity to which he is a party or by which he is bound and will not violate or interfere with the rights of any other person, firm, partnership, corporation or other entity.

9.7	This Agreement shall not be modified except in writing by the parties hereto.

9.8	The waiver by the EMPLOYER or the EXECUTIVE of any breach of any term or condition of this Agreement shall not be deemed to constitute the waiver of any other breach of the same or any other term or condition hereof.

9.9	The parties hereto agree that this Agreement shall be construed as to both validity and performance and shall be enforced in accordance with and governed by the laws of the state of Florida.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date indicated below.

MAYORS JEWELERS, INC.

	Per:	/s/ Gerald Berclaz
Signed at Tamarac, Florida , this 16th day of April 2008		Gerald Berclaz, director
/s/ THOMAS A. ANDRUSKEVICH
Signed at Tamarac, Florida, this 16th day of April 2008		THOMAS A. ANDRUSKEVICH

EXHIBIT A

BIRKS & MAYORS, INC.

ANNUAL PERFORMANCE BONUS CRITERIA (K$) (1)

FY ENDING 03/31/09

THOMAS A. ANDRUSKEVICH

EARNINGS OBJECTIVES (60%)	Minimum 0% Payout 75% of Plan	Target 100% Payout 100% of Plan	Maximum 150% Payout 125% of Plan	Target Weight	FY2009 Actual Results	Payout Percent of Target Bonus	Target Bonus (3)	Actual Bonus
Bonus Payout %
Adjusted EBT (2)	$11,250	$15,000	$18,750	60%	$14,700	92%	$400,200	$368,184

Sub-Total				60%			$400,200	$368,184

STRATEGIC OBJECTIVES (20%)	Minimum 0% Payout 0% of Plan	Target 100% Payout 100% of Plan	Maximum 150% Payout 125% of Plan	Target Weight	FY2009 Actual Results	Payout Percent of Target Bonus	Target Bonus	Actual Bonus
AS AGREED	Minimum goal not achieved	100% Goal achieved	125% Goal achieved	20%	105%	110%	$133,400	$146,740

Sub-Total				20%			$133,400	$146,740

GROWTH & RETURN OBJECTIVES (20%)	Minimum 0% Payout	Target 100% Payout	Maximum 200% Payout	Target Weight	FY2009 Actual Results	Payout Percent of Target Bonus	Target Bonus	Actual Bonus
Senior Management LTIP	As per the approved Matrix For Senior Management LTIP			20%	190% of Matrix result	190%	$133,400	$253,460

Sub-Total				20%			$133,400	$253,460

Total				100%			$667,000	$768,384

(1)	All numbers are hypothetical and for example purposes only. The criteria will be reviewed annually by the Compensation Committee in consultation with the EXECUTIVE.
(2)	For Bonus Calculation purposes the EBT will be adjusted by the exclusion of the following elements: Non-Cash compensation expenses, All costs related to and the impact of any merger, acquisition or any debt and equity transaction not in the ordinary course of business.
(3)	The President & CEO Target Bonus entitlement is equivalent to 100% of his Total Annual Base Salary for Mayors + $67,000. The amount of $ 67,000 referred to herein relates to a Special Net Income Bonus provision of the previous Birks Agreement that was eliminated. In order to compensate, the dollar value of one-third of the aggregated three-year maximum potential (i.e. $67,000) is added to the base salary of the Mayors Agreement for bonus computation purposes only and for the term of this Agreement only.

EXHIBIT B

GRANTS OF STOCK OPTIONS, STOCK APPRECIATION RIGHTS

AND

WARRANTS REGARDING SHARES OF BIRKS & MAYORS INC.

AS AT MARCH 31, 2008

TYPE AND ORIGIN	NUMBER	VESTING STATUS	PRICE		GRANT DATE OR ASSIGNMENT DATE	EXPIRY DATE
Stock options (pursuant to 1991 Stock Option Plan of Mayors Jewelers, Inc.)	130,425	FULLY VESTED	US$	3.23	10/01/2002	Earlier of (a) 10 years after grant (October 1, 2012) or (b) 2 years after termination.

Mayors’ Stock Appreciation Rights (pursuant to 2004 Long Term Incentive Plan of Mayors Jewelers, Inc.) These are paid in cash or stock.	57,966	FULLY VESTED	US$	6.21	08/09/2005	Earlier of (a) 10 years after grant (August 9, 2015) in the case of retirement; (b) 2 years after termination for any reason other than retirement or for cause, (c) on the date of termination in case of termination for cause.
	28,984	Fully vested at March 31, 2008	US$	6.21	08/09/2005

NOTE: The EXECUTIVE also holds warrants to buy 131,209 shares of Birks & Mayors at US$3.34 per share which were assigned to him pursuant to the terms of an assignment agreement with Birks on January 31, 2003 and expire on August 20, 2022.

EXHIBIT C

Life and Disability Insurance Coverage

January 2008

INSURANCE TYPE	PERSON/LIFE COVERED	PROVIDER	BENEFIT AMOUNT			CURRENT ANNUAL PREMIUM
A) LIFE COVERAGE

Birks Group Life	T.A. Andruskevich	Standard Life	C	$500,000		$	***

Mayors Group Life	T.A. Andruskevich	Prudential Financial		$500,000		$	***
Supplemental Life	T.A. Andruskevich	Jefferson Pilot Policy # 010821661		$140,000			$2,029
Supplemental Life	T.A. Andruskevich	John Hancock Policy# 56777550		$2,000,000			$2,900
Supplemental Life	T.A. Andruskevich	John Hancock Policy# 56791908		$4,000,000	*		$6,060

Subtotal Life Insurance	T.A. Andruskevich			$7,140,000			$10,989

Supplemental Life	Spouse	Genworth Life & Annuity Insurance Co. (First Colony) Policy# 2648566		$1,000,000			$2,430

Total Life	ALL	Various					$13,419

B) DISABILITY COVERAGE

Birks Group Disability	T.A. Andruskevich	Standard Life	C	$14,000 /mo.			***
Mayors Group Disability	T.A. Andruskevich	Prudential Financial		$10,000 /mo.			***
Supplemental Disability	T.A. Andruskevich	Provident Life & Accident Policy# 006120158		$14,040 /mo.			$6,885
Supplemental Disability	T.A. Andruskevich	Peterson International /Lloyds of London		**			$18,500

Total Disability	T.A. Andruskevich	Various					$25,385

TOTAL FOR SUPPLEMENTAL LIFE & DISABILITY							$38,804

*	Policy to be assigned by Mayors to Thomas Andruskevich Insurance Trust by 3/31/08
**	Employer authorizes Employee to obtain the maximum amount of disability coverage available for an annual premium of $18,500 / year.
***	Group premiums paid directly by Employer as part of Employer’s group insurance plan.

EXHIBIT D

Calculation of Gross-Up Payment

Birks & Mayors (Mayors’ Payment ONLY) As at March 3rd, 2008	FOR ILLUSTRATIVE PURPOSES
Golden Parachute Payments – 2007 Revised Estimated Gross-Up	FINAL

Revised Estimated Payment Related to Excise Tax to be Made Under Clause 1.1 of the Employment Contract for Mayors (Based on the assumptions listed below and information provided)

USD
	Scenario 1	Scenario 2	Scenario 3
Excise Tax	$622 660	$876 060	$369 260
Gross-Up Taxes	$1 243 231	$1 749 183	$737 281

Total Payment	$1 865 891	$2 625 243	$1 106 541

Assumptions

1	The recipient is a married US citizen, resident of the State of New Jersey.

2	He is a nonresident of Quebec, Canada.

3	He has workdays in Quebec, Canada and the US every year.

4	The average workdays for the periods 2004 through to 2006 were used for the purposes of this estimate for allocation of the payment based on years of service (see below).

5	The highest 2007 marginal tax rates for US federal, state and local taxes, as well as Quebec and Canada taxes are considered for the purposes of this estimate.

6	For the purposes of this estimate, the payment is being made upon termination, in a single payment. If this is not the case, these estimates should be revised.

7	For the purposes of this estimate, we assume that the payments listed below qualify as golden parachute payments under IRC280G(2).

8	For purposes of this illustration, a Mayors bonus of US$667,000 is assumed to be the average bonus of the past 3 years. This bonus is defined in clause 6.2(iv) of the employee’s employment contract and is considered part of the golden parachute payment as defined under section 280G(2) of the Internal Revenue Code (“IRC”).

9	No other benefits related to the change in control are considered for purposes of this estimate.

10	The average gross compensation paid by Mayors (Box 1, Form W2) received between 2002 and 2006 has been estimated at US$687,698.72 (based on compensation details provided by Helene Messier).

11	The first two scenarios considered are detailed below, as provided to PwC on August 13, 2007 from Helene Messier. These scenarios were revised to include only the Mayors’ payment, as stipulated by Helene Messier on August 20, 2007. The third scenario was added per the request of Mr. Andraskevich.

12	As indicated in clause 1.1 of the employee’s Mayors’ employment contract, the gross-up is based on federal (US and Canadian), state (and province of Quebec) and excise taxes. Medicare taxes were not considered for purposes of this estimated gross-up calculation.

	Scenario 1 (3 years)	Scenario 2 (4 years)	Scenario 3 (2 years)
Mayors - salary	$600 000,00	$600 000,00	$600 000,00
Mayors - bonus	$667 000,00	$667 000,00	$667 000,00

Total	$1 267 000,00	$1 267 000,00	$1 267 000,00

# years	3	4	2

Total Payment	$3 801 000,00	$5 068 000,00	$2 534 000,00

Threshold under IRC 180G	$2 063 096,16	$2 063 096,16	$2 063 096,16

In Scenario 1, 2 and 3 the payment exceeds the threshold and as such, an excess golden parachute payment must be calculated and an excise tax determined under section 4999 of the IRC.

The average workdays used are:

(as provided to PwC by the employee for purposes of his US and Canadian income tax returns)

Mayors
Canada	11
U.S.	67
Various other	2

Total	80

Please note that these calculations should be revisited when the actual change in control occurs.

Also, please note that these calculations take into account the IRC as at March 3rd, 2008. As such, they should be revisited should any change in legislation occur once the change in control occurs.

EXHIBIT E

Release and Discharge

In exchange for certain payments and benefits to be provided by Mayors Jewelers, Inc. (the “EMPLOYER”) pursuant to its Employment Agreement with the undersigned (the “EMPLOYEE”), the EMPLOYEE hereby knowingly and voluntarily waives releases and discharges, the EMPLOYER, its predecessors, successors, parent corporations, subsidiaries, affiliates and each of their employees, officers and directors, agents, trustees and, fiduciaries from any and all claims, liabilities, demands, and causes of action, which he may have or claim to have against the EMPLOYER, including any and all claims arising out of or relating in any way to the EMPLOYEE’S employment and or separation of employment from the EMPLOYER. This general release specifically waives and releases all rights, claims, causes of action, demands, and liabilities which may arise up to and including the date the EMPLOYEE signs this general release. This general release is conditional upon the receipt of EMPLOYEE of all amounts and payments owing to him, his estate, heirs, successors or beneficiaries pursuant to the employment agreement and does not, in any way, waive or release any rights or claims for any payments to be made by the EMPLOYER hereunder following the termination of employment. In the event that any such payments are not made in accordance with the terms of the employment agreement, this release shall be of no further force or effect and shall become null and void.

Per :
Signature

The undersigned (the “EMPLOYER”) hereby knowingly and voluntarily waives releases and discharges, Thomas A. Andruskevich, his legal representatives, successors and assigns (the “EMPLOYEE”) from any and all claims, liabilities, demands, and causes of action, which it may have or claim to have against the EMPLOYEE, including any and all claims arising out of or relating in any way to the EMPLOYEE’s employment and or separation of employment from the EMPLOYER. This general release specifically waives and releases all rights, claims, causes of action, demands, and liabilities which may arise up to and including the date the EMPLOYER signs this general release.

Per :
Signature